Filed by IntercontinentalExchange, Inc.
(Commission File No. 001-32671)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: NYSE Euronext
(Commission File No. 001-33392)

MEDIA: STATION: MARKET: DATE: TIME: PROGRAM: SUBJECT:	Television CNBC National Cable 03/14/13 03:15 PM ET Closing Bell CEO of ICE

 Maria Bartiromo, Co-Anchor:
Our next guest is still grabbing headlines with his acquisition of the New York Stock Exchange. He exclusively tells me his IPO plans from this mega-deal. Here’s my interview with Jeff Sprecher, the man in charge at the IntercontinentalExchange. We spoke yesterday at the Futures Industry Association Conference down in Boca Raton, where we kicked off our conversation about what we should expect when this acquisition is finally closed.

[Begin clip of Jeffrey Sprecher interview]

 Bartiromo:
Let’s talk about the NYSE Euronext deal. What can you tell us in terms of where we are, when you’re expecting it to close, and what are the opportunities?

 Jeffrey Sprecher, Founder and Chief Executive Officer, IntercontinentalExchange:
Well, we announced the deal just before the December holidays, and we’ve made a lot of progress. The U.S. antitrust regulator has already approved the deal. We’re now moving our attention to Europe. There’s a lot of individual regulators in Europe that we’re working with, and then, the last piece of that will be to apply for European antitrust approval, which we hope will be done in the third quarter of this year.

 Bartiromo:
Now, there are, what, four exchanges in Europe?

 Sprecher:
There are four on continental Europe, plus the one in London.

 Bartiromo:
On continent—so, total of five other exchanges is part of this. You want to spin those out into one company, an IPO?

 Sprecher:
Yes, the continental.

 Bartiromo:
Tell me how you’re envisioning this.

 Sprecher:
Well, we had this view that, if you look at Europe right now, you see the banking system coming together, you see the European central bank really taking a center role beyond what it had done in the past, and our view is that the exchanges have to find a way to deal with all of continental Europe. You have individual exchanges there in every country, four of which we have on the continent, and our view is that those exchanges need to find a way with their colleagues to have a federation or organize for cross-border trading in a way that the banking system and the regulatory system is going to demand. We felt the best way to do that was to organize them as a continental entity, put European management in place, and give them their own capital by listing the company on a continental stock market. That way, they can do joint ventures; they can do acquisitions; they can do deals, whatever it will take to help really organize through continental Europe.

 Bartiromo:
So, in just over a decade, you have completely changed, transformed an oil exchange in London to the world’s second-largest futures market by volume, once this deal passes. And it’s pretty extraordinary what you’ve done—you started your company in the year 2000?

 Sprecher:
In the year 2000.

 Bartiromo:
Took it public in 2005?

 Sprecher:
Correct. If you think about what was going on in the year 2000, it was the year that you and I and most people adopted the internet, and we had the great fortune of starting an exchange in the internet era, adopted online trading, adopted access through browsers, and historically, in the commodities space, you had the big exchanges with people in the funny jackets that were flashing hand signals. It was that technology shift that allowed us to grow very, very quickly.

 Bartiromo:
Let me ask you about volume. Obviously, for a long time, given your focus was the commodities side of the business, I’ve heard you talk about the equities business just being not a good business. What happened to the equities business over the decade?

 Sprecher:
You know, people wanted more competition. I go back, in my mind, to say the exchanges themselves probably were not serving the broader public. There were people that felt advantaged and disadvantaged and, as a result, lobbied government to change regulation, to create more competition. And that, you can understand, it was a good thing. But some of those regulatory changes have really led to dramatic fragmentation. With the competition now has come a market that is so fragmented that is unstable, and that’s what we saw in the flash crash. Every day, you can see stocks that trade in bizarre ways, and there are now better regulations and systems to stop that, but we haven’t actually prevented it. And so, we need to bring the pendulum back and get rid of the fragmentation, get all the market participants thinking about how we can better serve the next wave of entrepreneurs that want to raise capital, and large corporations that want to issue equity and debt to fund their businesses and take away some of the risk in the markets.

 Bartiromo:
You told me this is, in some ways, a bet on the end of QE3. Let me ask you about that, because the Fed has been there really driving this market. So, you think quantitative easing, at some point, obviously, goes away, but this is—your deal is partly a bet on QE3 going away?

 Sprecher:
It is, because we want—ICE is really a commodities business, oil and agriculture, which has been growing because of global change demand by emerging countries and the like. The interest rate business is very much driven by central bank policy, and so, I think it’s at a low. It’s hard to think about our interest rates much lower than they are today—close to zero around the world, or around the western world. And so, the neat thing about this deal is that Duncan Niederauer, the chief executive of NYSE Euronext, and I are going to work together for a few years to maximize the opportunity set that we have in front of us, take costs out, increase distribution, and during that period, we’re hoping—knock on wood—that we’ll start to see some interest rate change. We don’t actually have to see them go up, but we need the market’s prediction that they are likely to go up, and we see that now. I mean, we all focus, in the U.S., on the Fed minutes. We’re reading every word and looking for nuance and shape as to what’s going on inside the U.S. Fed. The smallest little glimmer of what they may do has driven huge interest rate volume trades around the world, so it looks like it’s ripe for a lot of increased activity. It’s just going to be, when can we get those signals?

 Bartiromo:
Given this run-up that we’re seeing in stock prices, are you seeing a rotation out of fixed income? Everybody’s talking about this great rotation, but then, there’s an argument to be made that this new money coming into stocks is coming from cash. So, is it coming from cash, or is it coming from bonds?

 Sprecher:
I only have limited visibility, but what we’ve seen is that it’s not a rotation yet. It doesn’t mean there won’t be one. Right now, there’s a lot of money sitting on the sidelines. As a public company, I mean, we’ve been thrilled to watch just our own stock price performance, as well as the peers that I follow in my industry. But, it doesn’t really seem to be coming out of the fixed-rate markets. Trading going on right now on interest rate exchanges and places where people hedge fixed-rate is up, as well, so it does appear to be new money.

[End clip]

 Bill Griffeth, Co-Anchor:
Jeff Sprecher, CEO of ICE, who’s buying the New York Stock Exchange.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This written communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations.  In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as are described in the section entitled “Risk Factors” in the joint proxy statement/prospectus filed by ICE with the SEC, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC on February 6, 2013, and “Risk Factors” in NYSE Euronext’s Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC on February 26, 2013. You should not place undue reliance on forward-looking statements, which speak only as of the date of this written communication. Except for any obligations to disclose material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this written communication.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE has filed with the SEC a registration statement on Form S−4, which includes a preliminary joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 6, 2013, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 26, 2013, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants is included in the joint proxy statement/prospectus, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.